[Letterhead of Orrick, Herrington & Sutcliffe LLP]

July 24, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Express Credit Account Master Trust

American Express Receivables Financing Corporation III LLC

Registration Statement on Form SF-3

Ladies and Gentlemen:

On behalf of American Express Receivables Financing Corporation III LLC, as depositor to the American Express Credit Account Master Trust, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is the Registration Statement on Form SF-3.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (212) 506-5166.

Sincerely yours,

/s/ S. Chris Min

S. Chris Min